THE SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

100 F. STREET, N.E.

WASHINGTON, D.C. 20549

JULY 22, 2019

RE:PHOENIX REALTY, INC.

POS OFFERING STATEMENT ON FORM 1-A

FILED ON JULY 11, 2017

FILE NO. 024-10624

LADIES AND GENTLEMEN:

On behalf of Phoenix Realty, Inc., a Delaware corporation (“the Company”), we hereby request, pursuant to the rules, that File No. 024-10624, as initially filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2016 (the “Offering Circular”) and its subsequent qualification, and the post qualification amendments filed on July 11, 2017, including the Form 8-A12G filed on August 9, 2017 to be withdrawn effective immediately; the Company no longer wish to pursue the Offering. No securities have been sold under the Offering.

Franklin Ogele,

/s/ Franklin Ogele

President

Phoenix Realty, Inc.